                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                           Clarion Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   180606 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 William Blair Mezzanine Capital Fund III, L.P.
                          Attention: Terrance M. Shipp
                              222 West Adams Street
                             Chicago, Illinois 60606

                                 with a copy to:
                            Laurence R. Bronska, Esq.
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4927

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 2, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 180606 10 5             13D                 PAGE 2  OF  15 PAGES
------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair Mezzanine Capital Fund III, L.P.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC.
------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                               2,847,797 (1)
   SHARES        -------------------------------------------------------------
                           8   SHARED VOTING POWER
BENEFICIALLY
                               -0-
OWNED BY EACH    -------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
  REPORTING
                               2,847,797 (1)
   PERSON        -------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
    WITH
                               - 0 -
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.1% (2)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, William Blair Mezzanine Capital Partners III, L.L.C.
(2) Based on 20,620,495 shares of Common Stock outstanding as of July 14, 2000.

CUSIP NO. 180606 10 5             13D                 PAGE 3  OF  15 PAGES
------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair Mezzanine Capital Partners III, L.L.C.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                               2,847,797 (1) (2)
   SHARES        -------------------------------------------------------------
                           8   SHARED VOTING POWER
BENEFICIALLY
                               -0-
OWNED BY EACH    -------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
  REPORTING
                               2,847,797 (1) (2)
   PERSON        -------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
    WITH
                               - 0 -
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (1) (2)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (3)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Fund III, L.P.
(2) Power is exercised through its members, William Blair & Company, L.L.C., and Wilblairco Associates, and its Initial Managing Directors, Timothy J. MacKenzie, Terrance M. Shipp and Marc J. Walfish.
(3) Based on 20,620,495 shares of Common Stock outstanding as of July 14, 2000.

CUSIP NO. 180606 10 5             13D                 PAGE 4  OF  15 PAGES
------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair & Company, L.L.C.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                               - 0 -
   SHARES        -------------------------------------------------------------
                           8   SHARED VOTING POWER
BENEFICIALLY
                               2,847,797 (1) (2)
OWNED BY EACH    -------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
  REPORTING
                               - 0 -
   PERSON        -------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
    WITH
                               2,847,797 (1) (2)
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (1) (2)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (3)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Partners III, L.L.C.. See Item 5.
(2) Power is exercised through its principals listed on Schedule I to the Original Schedule 13D and incorporated herein by this reference.
(3) Based on 20,620,495 shares of Common Stock outstanding as of July 14, 2000.

CUSIP NO. 180606 10 5             13D                 PAGE 5  OF  15 PAGES
------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Timothy J. MacKenzie
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC.
------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                               - 0 -
   SHARES        -------------------------------------------------------------
                           8   SHARED VOTING POWER
BENEFICIALLY
                               2,847,797 (1)
OWNED BY EACH    -------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
  REPORTING
                               - 0 -
   PERSON        -------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
    WITH
                               2,847,797 (1)
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797  (1)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (2)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
------------------------------------------------------------------------------
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2) Based on 20,620,495 shares of Common Stock outstanding as of July 14, 2000.

CUSIP NO. 180606 10 5             13D                 PAGE 6  OF  15 PAGES
------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Terrance M. Shipp
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC.
------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                               - 0 -
   SHARES        -------------------------------------------------------------
                           8   SHARED VOTING POWER
BENEFICIALLY
                               2,847,797 (1)
OWNED BY EACH    -------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
  REPORTING
                               - 0 -
   PERSON        -------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
    WITH
                               2,847,797 (1)
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (1)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (2)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

IN
------------------------------------------------------------------------------
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2) Based on 20,620,495 shares of Common Stock outstanding as of July 14, 2000.

CUSIP NO. 180606 10 5             13D                 PAGE 7  OF  15 PAGES
------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Marc J. Walfish
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC.
------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                               - 0 -
   SHARES        -------------------------------------------------------------
                           8   SHARED VOTING POWER
BENEFICIALLY
                               2,847,797 (1)
OWNED BY EACH    -------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
  REPORTING
                               - 0 -
   PERSON        -------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
    WITH
                               2,847,797 (1)
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (1)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (2)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
------------------------------------------------------------------------------
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2) Based on 20,620,495 shares of Common Stock outstanding as of July 14, 2000.

CUSIP NO. 180606 10 5             13D                 PAGE 8  OF  15 PAGES
------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Wilblairco Associates
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                               - 0 -
   SHARES        -------------------------------------------------------------
                           8   SHARED VOTING POWER
BENEFICIALLY
                               2,847,797 (1) (2)
OWNED BY EACH    -------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
  REPORTING
                               - 0 -
   PERSON        -------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
    WITH
                               2,847,797 (1) (2)
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (1) (2)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (3)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
------------------------------------------------------------------------------

(1) Solely in its capacity as a member of William Blair Mezzanine Capital Partners III, L.L.C.. See Item 5.
(2)      Power is exercised through its principals listed on Schedule
         II to the Original Schedule 13D and incorporated herein by this reference.
(3) Based on 20,620,495 shares of Common Stock outstanding as of July 14, 2000.

Item 1. Security and Issuer.

     This statement constitutes Amendment No. 1 to the Statement on Schedule 13D (the "Original Schedule 13D") filed with the Securities Exchange Commission ("SEC") on July 21, 2000 and relates to the shares of common stock, $0.001 par value (the "Common Stock") of Clarion Technologies, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 235 Central Avenue, Holland, MI 49423. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original
Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is amended and restated as follows:

     The source and amount of funds or other consideration used by the Reporting Persons to purchase the Note (as defined below) and the Warrant (as defined below) consisted of Thirty Million Dollars ($30,000,000) (of which no more then $7,461,228 is allocable to the Warrant) of working capital invested by Mezzanine Fund. The "Note" means the Senior Subordinated Note dated July 21, 2000 in the principal amount of Thirty Million Dollars ($30,000,000) to the order of Mezzanine Fund. The "Warrant" means the Warrant to Purchase 2,847,797 shares of Common Stock issued to Mezzanine Fund. The Note and Warrant were filed as Exhibits 3 and 4 to the Original Schedule 13D, respectively, and are incorporated herein by reference.

     On August 2, 2000, Mezzanine Fund fully exercised the Warrant and tendered $284.78 constituting the exercise price of $0.0001 for each of the 2,847,797 shares of Common Stock subject to the Warrant. The source of funds used to exercise the Warrant consisted of working capital of Mezzanine Fund.

Item 4. Purpose of Transaction.

     Item 4 is amended and restated as follows:

     Mezzanine Fund acquired the Warrant in connection with the purchase of the Note pursuant to a Senior Subordinated Loan Agreement dated July 21, 2000, by and among Issuer, Issuer's subsidiaries party thereto and Mezzanine Fund (the "Senior Subordinated Loan Agreement"), which was filed as Exhibit 2 to the Original Schedule 13D, and incorporated herein by reference. Under the terms of the Loan Agreement, Issuer is bound by affirmative and negative covenants and will remain bound by certain of the covenants as long as Mezzanine Fund owns 50% of the Warrant or the shares into which the Warrant is exercisable.

     Under the Warrant, Mezzanine Fund is granted the right to observe meetings of Issuer's Board of Directors and Issuer undertakes to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting as long as Mezzanine Fund and its direct transferees own 50% or more of the Warrant or the shares into which the Warrant is exercisable.

     Mezzanine Fund exercised the Warrant in full on August 2, 2000 and has acquired the Common Stock for investment purposes. Depending on market conditions and other facts that Mezzanine Fund may deem material to its investment decision, Mezzanine Fund may purchase additional shares of Common Stock of Issuer in the open market or in private transactions or may sell an as yet undetermined amount of shares of Common Stock pursuant to transactions exempt from registration under federal securities laws or, after effectiveness of the registration statement(s) filed by the Issuer, pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") dated July 21, 2000 between Issuer and Mezzanine Fund. The Registration Rights Agreement was filed as Exhibit 5 to the Original Schedule 13D and is incorporated herein by reference.

     Present Plans or Proposals. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13 D of the Act.

     Item 5. Interest in Securities of Issuer.

     Item 5 is amended and restated as follows:

     (a)

     Mezzanine Fund

     The aggregate number of shares that Mezzanine Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock.

     Blair General Partner

     As the sole general partner of Mezzanine Fund, Blair General Partner may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. Blair General Partner disclaims beneficial ownership of all such shares of Common Stock.

     Blair

     As a member of Blair General Partner, Blair may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. Blair disclaims beneficial ownership of all such shares of Common Stock.

     Blairco

     As a member of Blair General Partner, Blairco may, pursuant to Rule
13d-3 of the Act, be deemed to be beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. Blairco disclaims beneficial ownership of all such shares of Common Stock. Blairco disclaims beneficial ownership of all such shares of Common Stock.

     MacKenzie

     As an Initial Managing Director of Blair General Partner, MacKenzie may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. MacKenzie disclaims beneficial ownership of all such shares of Common Stock.

     Shipp

     As an Initial Managing Director of Blair General Partner, Shipp may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. Shipp disclaims beneficial ownership of all such shares of Common Stock.

     Walfish

     As an Initial Managing Director of Blair General Partner, Walfish may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. Walfish disclaims beneficial ownership of all such shares of Common Stock.

     (b)

     Mezzanine Fund

     Acting through its sole general partner, Mezzanine Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,847,797 shares of Common Stock.

     Blair General Partner

     Acting through its Initial Managing Directors and in its capacity as the sole general partner of Mezzanine Fund, Blair General Partner has the sole power to vote or to direct the vote and dispose or to direct the disposition of 2,847,797 shares of Common Stock.

     Blair

     Acting through its principals and in its capacity as a member of Blair General Partner, which is the sole general partner of Mezzanine Fund, Blair may be deemed to have shared power with MacKenzie, Shipp and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 2,847,797 shares of Common Stock held by Mezzanine Fund.

     MacKenzie

     As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, MacKenzie may be deemed to have shared power with Blair, Shipp and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 2,847,797 shares of Common Stock held by Mezzanine Fund.

     Shipp

     As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, Shipp may be deemed to have shared power with MacKenzie, Blair and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 2,847,797 shares of Common Stock held by Mezzanine Fund.

     Walfish

     As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, Walfish may be deemed to have shared power with MacKenzie, Blair and Shipp to vote or to direct the vote and to dispose or to direct the disposition of 2,847,797 shares of Common Stock held by Mezzanine Fund.

     (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Common Stock during the past sixty (60) days.

     (d)   None.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended and restated as follows:

     Warrant. Mezzanine Fund exercised the Warrant on August 2, 2000, pursuant to its terms, for an exercise price of $0.0001 for each of the 2,847,797 shares of Common Stock subject to the Warrant (the "Warrant Shares"). Certain terms of the Warrant survive its exercise. In order to prevent dilution of Mezzanine Fund's ownership percentage of Issuer's Common Stock through new issuances of Issuer's capital stock, the holder of the Warrant may purchase its pro rata portion of such a new issuance upon the same terms and prices of the proposed issuance. This preemptive right is inapplicable to board-approved issuances to employees, officers or directors, issuances in consideration of acquisitions and issuances to a lender in connection with a loan. As long as Mezzanine Fund and its direct transferees own 50% or more of the Warrant Shares, Mezzanine Fund is granted the right to observe meetings of Issuer's Board of Directors and Issuer undertakes to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting.

     Registration Rights. Mezzanine Fund, as holder of the Warrant Shares, has certain registration rights with respect to the registration of the Warrant Shares pursuant to the Registration Rights Agreement. Subsequent to July 21, 2001, Mezzanine Fund is entitled, at its option, to request registration under the Securities Act of all the Warrant Shares or, if only a portion of the Warrant Shares, in minimum increments of 300,000 shares of Common Stock (a "Demand Registration"). Mezzanine Fund has three Demand Registrations without regard to the form upon which Issuer files a Registration Statement and no more than two Demand Registrations in any twelve month period with respect to Registration Statements filed by Issuer on Form S-3. In addition, Issuer grants Mezzanine Fund piggyback registration rights with respect to offerings by Issuer for its own account or for the account of any of its securityholders of shares of Common Stock.

     Exhibits. The Warrant and the Registration Rights Agreement were filed as Exhibits 4 and 5 to the Original Schedule 13D, respectively, and are incorporated herein by this reference. The above brief summaries of some of the provisions of these documents are subject to qualification in their entirety by reference to the full text of such documents filed as Exhibits to the Original
Schedule 13D.

     Except as set forth herein or in the Exhibits filed herewith or with the Original Schedule 13D, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of
Schedule 13D of the Act with respect to the shares owned by the Reporting
Persons.

Item 7. Materials to be Filed as Exhibits.

    Exhibit 1    Agreement pursuant to Rule 13d-1(k)(1)(iii) of Regulation
                 13D-G.

    Exhibit 2    Powers of Attorney.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2000          WILLIAM BLAIR MEZZANINE CAPITAL FUND III, L.P., a
                               Delaware Limited Partnership

                               By: William Blair Mezzanine Capital Partners III, L.L.C., its General Partner


                                    By:    /s/ Terrance M. Shipp*
                                           -------------------------------------
                                    Name:  Terrance M. Shipp
                                    Title: Initial Managing Director


                               WILLIAM BLAIR MEZZANINE CAPITAL PARTNERS III, L.L.C.


                               By:    /s/ Terrance M. Shipp*
                                      -----------------------------
                               Name:  Terrance M. Shipp
                               Title: Initial Managing Director


                               WILBLAIRCO ASSOCIATES


                               By:    /s/ John P. Kayser*
                                      -----------------------------
                               Name:  John P. Kayser
                               Title: Partner


                               WILLIAM BLAIR & COMPANY, L.L.C.


                               By:    /s/ Timothy L. Burke*
                                      -----------------------------
                               Name:  Timothy L. Burke
                               Title: Principal

                               TIMOTHY J. MACKENZIE

                               /s/ Timothy J. MacKenzie*
                               ------------------------------------
                               Timothy J. MacKenzie


                               TERRANCE M. SHIPP

                               /s/ Terrance M. Shipp*
                               ------------------------------------
                               Terrance M. Shipp


                               MARC J. WALFISH

                               /s/ Marc J. Walfish*
                               ------------------------------------
                               Marc J. Walfish

*By: /s/ Gavin Fearey
     -----------------------
     Gavin Fearey
     Attorney-in-Fact